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                             September 13, 2021

       Luis Felipe Castellanos Lopez Torres
       Chief Executive Officer
       Intercorp Financial Services Inc.
       Torre Interbank, Av. Carlos Villar  n 140
       La Victoria
       Lima 13, Peru

                                                        Re: Intercorp Financial
Services Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 26,
2021
                                                            File No. 001-38965

       Dear Mr. Castellanos Lopez Torres:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31,2020

       Item 4. Information on the Company
       B. Business Overview
       Non-GAAP Financial Measures, page 43

   1. You report an adjustment in your 2020 non-GAAP financial measures to add back the amount of the negative
impact on interest and similar income from the modification of contractual cash flows
due to the loan rescheduling schemes offered in response to the
                                                        COVID-19 pandemic.
While the amount may be disclosed, including the adjustment in your non-GAAP financial
measures appears to report revenues to which you may not be
                                                        entitled. Please
represent to us that you will not include this adjustment in your future annual reports or in
annual or quarterly earnings releases. Refer to Rule 100(b) of
                                                        Regulation G and
question 100.04 of the Compliance and Disclosure Interpretation for
                                                        Non-GAAP Financial
Measures, updated April 4, 2020.
 Luis Felipe Castellanos Lopez Torres
Intercorp Financial Services Inc.
September 13, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Rolf Sundwall at 1-202-551-3105 or Mark Brunhofer at 1-202-551-
3638 with any questions.



FirstName LastNameLuis Felipe Castellanos Lopez Torres Sincerely,
Comapany NameIntercorp Financial Services Inc.
                                                       Division of Corporation
Finance
September 13, 2021 Page 2                              Office of Finance
FirstName LastName